EMISPHERE TECHNOLOGIES, INC.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927

March 19, 2008

Securities and Exchange Commission
ATTN: Jim B. Rosenberg
             Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549-3628

RE:	Emisphere Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-10615

Ladies and Gentlemen:

Emisphere Technologies, Inc., a Delaware corporation (“Emisphere” or the “Company”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”), this letter reflecting Emisphere’s responses to verbal comments communicated by Mr. Todd Hardiman, Ms. Mary Mast and Mr. Gus Rodriguez (the “Staff”) to Michael R. Garone, Chief Financial Officer, during a telephone call on March 14, 2008. On this call the Commission consented to permit our Form 10-K filing on March 17, 2008. We filed our Form 10-K on March 17, 2008. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented to the Company.

Questions and Answers

Comment 1.	Please confirm that there would be no change in the amount of revenue recognized under the proposed method compared with the amount recognized under the original method of revenue recognition for payments under Emisphere’s collaboration agreement with Novartis Pharma AG – Oral Recombinant Human Growth Hormone Program, as of 2006 and for each quarterly period through the current period.

Response 1.	Emisphere acknowledges the Staff’s comment and confirms that there would be no change in the amount of revenue recognized as of the second quarter 2006 and for each quarterly period through the current period under the proposed method compared with the amount recognized under the original method of revenue recognition in regards to the payment of $5 million received and recognized as revenue during the second quarter 2006 in connection Emisphere’s collaboration agreement with Novartis Pharma AG – Oral Recombinant Human Growth Hormone Program.

Comment 2.	Please provide enhanced disclosure in the Critical Accounting Policies section of Form 10-K for the year ending December 31, 2007 regarding the nature and type of estimates involved in recognizing milestone payments in general and specifically in respect of the $4 million Phase II initiation fee under its collaboration with Novartis Pharma AG on the Oral Recombinant Human Growth Hormone Program. The disclosure should clarify why including the $4 million payment in expected contractual value was a reasonable estimate of payments that would be achieved.

Response 2.	Emisphere acknowledges the Staff’s comment and in response, the enhanced disclosure has been included on page 31 of our Form 10-K for the year ending December 31, 2007 under the heading “Critical Accounting Estimates.” Exhibit A is an excerpt of the disclosure.

Comment 3.	Please confirm Emisphere’s understanding that the SEC’s decision to allow it to include the $4 million Phase II initiation fee in its estimate of expected payments was based on management’s consideration of all the relevant facts and circumstances relating to this specific payment. Further please confirm the Company’s understanding that the SEC’s decision in this case does not imply that the SEC staff expressed a view on the appropriateness of the application of the ”more likely than not” threshold for including future payments in the determination of expected payments on this or other collaboration agreements.

Response 3.	Emisphere acknowledges the Staff’s comment and confirms its understanding that the Staff’s decision to allow it to include the $4 million Phase II initiation fee in its estimate of expected payments was based on management’s consideration of all the specific facts and circumstances relating to this specific payment and further, the Company confirms its understanding that the Staff’s decision in this case does not imply that the Staff expressed a view on the application of the “more likely than not” threshold for including future payments in the determination of expected payments on this or other collaboration agreements.

 As requested by the Staff, Emisphere hereby acknowledges as follows:

1.	Emisphere is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	Emisphere understands that Staff comments or Emisphere’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Emisphere’s filing; and

3.	Emisphere understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 973-532-8005 should you require additional information or have questions regarding this letter.

Very truly yours,

EMISPHERE TECHNOLOGIES, INC.

By:
Michael R. Garone, Chief Financial Officer

cc:	Owen P. Davis, Partner, PricewaterhouseCoopers LLP
Timothy C. Maguire, Esquire, Brown Rudnick Berlack Israels LLP

EXHIBIT A – Response to the SEC Comments dated March 21, 2008

The following was included in Emisphere’s Form 10-K for the year ended December 31, 2007, Page 31 - Under the heading “Critical Accounting Estimates:”

Revenue Recognition – Revenue includes amounts eamed from collaborative agreements and feasibility studies. Revenue from feasibility studies, which are typically short term in nature, is recognized upon delivery of the study, provided that all other revenue recognition criteria are met. Revenue from collaboration agreements are recognized using the proportional performance method provided that we can reasonably estimate the level of effort required to complete our performance obligations under an arrangement and such performance obligations are provided on a best effort basis and based on “expected payments.” Under the proportional performance method, periodic revenue related to nonrefundable cash payments is recognized as the percentage of actual effort expended to date as of that period to the total effort expected for all of our performance obligations under the arrangement. Actual effort is generally determined based upon actual hours incurred and include research and development (“R&D”) activities performed by us and time spent for joint steering committee (“JSC”) activities. Total expected effort is generally based upon the total R&D and JSC hours incorporated into the project plan that is agreed to by both parties to the collaboration. Significant management judgments and estimates are required in determining the level of effort required under an arrangement and the period over which we expect to complete the related performance obligations. Estimates of the total expected effort included in each project plan are based on historical experience of similar efforts and expectations based on the knowledge of scientists for both the Company and its collaboration partners. The Company periodically reviews and updates the project plan for each collaborative agreement; the most recent reviews took place in January 2008. In the event that a change in estimate occurs, the change will be accounted for using the cumulative catch-up method which provides for an adjustment to revenue in the current period. Estimates of our level of effort may change in the future, resulting in a material change in the amount of revenue recognized in future periods.

Generally under collaboration arrangements, nonrefundable payments received during the period of performance may include time- or performance-based milestones. The proportion of actual performance to total expected performance is applied to the “expected payments” in determining periodic revenue. However, revenue is limited to the sum of (1) the amount of nonrefundable cash payments received and (2) the payments that are contractually due but have not yet been paid.

With regards to revenue recognition from collaboration agreements: the Company previously interpreted expected payments to equate to total payments subject to each collaboration agreement. On a prospective basis, the Company has revised its application of expected payments to equate to a “best estimate” of payments. Under this application, expected payments typically include (i) payments already received and (ii) those milestone payments not yet received but that the Company believes are “more likely than not” of receiving. Our support for the assertion that the next milestone is likely to be met is based on the (a) project status updates discussed at JSC meetings; (b) clinical trial/development results of prior phases; (c) progress of current clinical trial/development phases; (d) directional input of collaboration partners and (e) knowledge and experience of the Company’s scientific staff. After considering the above factors, the Company believes those payments included in “expected payments” are more likely than not of being received. While this interpretation differs from that used previously by the Company, it does not result in any change to previously recognized revenues in either timing or amount for periods through December 31, 2007.